

06013345


LIBERTY

INTERNATIONAL

May 10, 2006

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20549

SUPPL

Re: Liberty International PLC
Exemption Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934
File No. 82-34722

Ladies and Gentlemen:

On behalf of Liberty International PLC, a company incorporated under the laws of England and Wales (the "Company"), a "foreign private issuer" exempt from the registration and reporting requirements set forth in Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to the exemption order issued on June 11, 2003 (file no. 82-34722) pursuant to Rule 12g3-2(b) under the Exchange Act, we herewith submit the document: "Analyst Visit".

Should you have any questions concerning the foregoing or require any additional information, please do not hesitate to contact Ruth Pavey at +44 (0) 20 7960 1236.

Yours faithfully,

Ruth Pavey
Company Secretarial Assistant
Fax : +44 (0) 20 7887 0001
Enclosures

PROCESSED
MAY 15 2006
THOMSON
FINANCIAL

RECEIVED
2006 MAY 12 A
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

cc: Susan Folger, Liberty International PLC
William H. Gump, Esq.

dw 5/12

File No. 82-34722

LIBERTY INTERNATIONAL PLC

ANALYST VISIT - 10 MAY 2006

Liberty International has arranged a one-day visit today to Chapelfield, Norwich and Manchester Arndale regional shopping centres for a small group of UK institutional and broking analysts.

The visit will include short presentations to be given by senior managers, which are intended to provide a greater understanding of the two centres.

There will be no discussion about current trading or future financial performance.

10 May 2006

Enquiries:

Susan Folger
Company Secretary

Tel: +44 20 7887 7000